FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Registered in Securities Registry N° 42

Santiago (Chile), January 14, 2014

Mr.

Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir:

The undersigned, on behalf of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Chilean Metropolitan Region, Avenida El Golf Nº 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93,458,000-1, and as duly empowered to provide this information, hereby informs the Superintendency the following material information regarding the Company and its business pursuant to article 9 and paragraph 2 of article 10, both contained in Law Nº18,045, and in the Regulation of General Application (Norma de Carácter General) Nº 30, issued by such Superintendency:

On the date hereof, Arauco, through its subsidiary Flakeboard America Limited, has agreed, by means of an asset purchase agreement executed with the U.S. company named SierraPine, to the acquisition of three industrial mills located in the United States of America. The operation contemplates the acquisition of the particleboard mills of Martell and Springfield, and the MDF (medium density fiberboard) mill of Medford, located in the states of California and Oregon.

The asset purchase agreement mentioned above is subject to certain conditions precedent, as are usual in this type of transaction. The price of the acquisition is US$107 million, plus a variable amount of up to US$13 million in inventories. Such price will be paid once the conditions precedent mentioned above are satisfied and the transaction closes.

As a consequence of this operation, once consummated, Arauco will produce, in Canada and the United States of America, the annual amount of 3.5 million cubic meters of panels through the operation of ten mills (eight in the United States and two in Canada).

Arauco considers that this transaction, once consummated, will have positive effects on the Company’s results, notwithstanding that said effects are not quantifiable at this time.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.      - Bolsa de Comercio de Santiago, La Bolsa St. Nº 64, Santiago

- Bolsa Electrónica de Chile, Huérfanos 770, 14th Floor, Santiago

- Bolsa de Valores Valparaíso, P.O. Box 218-V, Valparaíso

- Representative of the Bondholders (Banco Santander Chile), Bandera St. 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: January 17, 2014	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer